SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                         Commission File Number 0-12957

(Check one): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
             |_| Form N-SAR

For period ended: September 30, 2004

|_|   Transition Report on Form 10-K

|_|   Transition Report on Form 20-F

|_|   Transition Report on Form 11-K

|_|   Transition Report on Form 10-Q

|_|   Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                           Enzon Pharmaceuticals, Inc.
                             Full name of Registrant

                                       N/A
                           Former name, if applicable

                            685 U.S. Highway 202/206
                      Address of principal executive office
                               (Street and Number)

                          Bridgewater, New Jersey 08807
                            City, State and Zip Code

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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      On October 28, 2004, the audit committee of our board of directors agreed with recommendations from senior management and concluded that our previously issued financial statements for the year ended June 30, 2004, and the quarterly information for the quarter ended June 30, 2004 included therein, should no longer be relied upon due to an accounting error related to the accounting for a derivative hedging instrument and an error in assessing the realizeability of deferred tax assets related to the unrealized loss on available for sale securities included in accumulated other comprehensive loss. We are in the process of amending and restating our original annual report on Form 10-K, for the period ended June 30, 2004, in its entirety. The time and attention of management and personnel have been devoted principally to the completion and filing of this amended Annual Report of Form 10-K/A, which has caused us to experience delays in the collection and review of information and documents relating to the preparation of our quarterly report on Form 10-Q for the quarter ended September 30, 2004. As a result, we will not be able to file our quarterly report on Form 10-Q for the quarter ended September 30, 2004 on or before the prescribed due date without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Kenneth J. Zuerblis           908                   541-8600
                (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

Research and Development expenses will show an increase of approximately $3.5 million which were not offset by a corresponding increase in revenue.

                           Enzon Pharmaceuticals, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 10, 2004               By: /s/ Kenneth J. Zuerblis
                                          -------------------------------------
                                          Kenneth J. Zuerblis
                                          Executive Vice President Finance,
                                          Chief Financial Officer


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